

October 20, 2011

Via E-mail
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

>**Re:** **ING Groep N.V.**
>**Form 6-K for June 30, 2011**
>**Filed on August 5, 2011**
>**File Number: 001-14642**

Dear Mr. Flynn:

We have reviewed your September 20, 2011 response to our September 6, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to the condensed consolidated interim accounts
3 Investments
Exposure to debt securities
Greece, Ireland and Portugal, page 25

1. Please confirm that for the period ending June 30, 2011 that you determined the amount of the impairment loss to recognize in profit and loss for your investment in Greek Government Bonds maturing in 2020 and earlier, which you concluded was impaired as of June 30, 2011, as the cumulative decline in the fair value of those financial assets that had been recognized in other comprehensive income through June 30, 2011.

2. Please tell us both the carrying value and the related cumulative amount recognized in other comprehensive income as of June 30, 2011 for both your investments in (A) Greek

Government Bonds maturing after 2020 and (B) Greek Government Bonds maturing in 2020 and earlier.

3. The analysis supporting your conclusion that no impairment existed as of June 30, 2011 for your investments in Greek Government Bonds maturing after 2020 appears to rely significantly on your understanding of the financial support of Greece provided by the Euro-zone countries in the European Union and the IMF. Please address the following:

    a) Please provide a more complete articulation of your understanding, including a chronological listing of the key data points (and the sources of those data points) you used to conclude that the support of Greece by the Euro-zone countries in the European Union and the IMF in combination with and subject to the Private Sector Initiative was a complete package and that Greece's significant financial difficulty would not impact your estimate of the future cash flows you would receive from your investments in Greek Government Bonds maturing after 2020.

    b) If in reaching your conclusion that investments in Greek Government Bonds maturing after 2020 were not impaired at June 30, 2011 you relied on actions of the Euro-zone countries in the European Union and the IMF that occurred after June 30, 2011, please identify those actions and analyze, with citation to the accounting guidance, why it was appropriate to consider them in your conclusion.

    c) Tell us how you evaluated the sufficiency of commitments made by the Euro-zone countries in the European Union and the IMF through July 21, 2011 and Greece's ability to achieve the internal and austerity measures related to the Greek economy cited in your last response in reaching your conclusion that the definition of impairment in IAS 39, paragraph 59 was not met.

    d) Please describe what types of indicators you look to in evaluating the point at which you would not expect the Euro-zone countries in the European Union and the IMF to support Greece.

4. Please tell us whether you continue to believe that your investments in Greek Government Bonds with maturities after 2020 are not impaired as of September 30, 2011 and if so, provide your supporting analysis. Please ensure the analysis includes, but is not limited to an update through September 30, 2011 of the information requested in the immediately preceding comment.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief